PE
1-1-05

ARJ

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**

**Pursuant to Rule 13a-16 or 15d-16**
**Under the Securities Exchange Act of 1934**



For the month of April 2005

Commission File Number: 0-50832



## Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

**2800, 400 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On April 4, 2005, Vermilion Energy Trust filed the Annual report. The filing is attached hereto as Exhibit A.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By: ______________________

Curtis W. Hicks
Executive Vice President
and Chief Financial Officer

Date: April 25, 2005

Exhibit A

VERMILION
ENERGY TRUST



# A WORLD OF OPPORTUNITY

Annual Update
2004

# AS THE ONLY CANADIAN OIL AND GAS TRUST WITH ASSETS OUTSIDE NORTH AMERICA,

VERMILION
ENERGY TRUST


HAS A DISTINCT
ADVANTAGE AND A WORLD OF
ATTRACTIVE OPPORTUNITIES.
Lorenzo Donadeo

# PRESIDENT'S MESSAGE

Dear Unitholders,

As the only Canadian-based energy trust with assets outside North America, Vermilion is truly unique.

While high commodity prices have benefited the oil and gas sector, they have made it far more difficult and expensive to find attractive acquisitions in North America. Strategically, Vermilion began adding value-based international production and reserves more than eight years ago—giving us the distinct advantage of having assets, knowledge and experience about international operations. While one of our goals was to maintain a balance between international and Canadian assets, given the current market conditions for acquisitions in Canada, we believe there's better value internationally. Accordingly, we will use our competitive advantage to capture opportunities that offer significant value and attractive growth in 2005.

In fact, we've already begun. Early in 2005, we added a third core region by acquiring the oil production offshore Western Australia. In 2004, we acquired properties in the Netherlands, further strengthening our presence in Western Europe. Vermilion is now well positioned to expand our operations in three core regions: Canada, Western Europe and Australia. These areas should enable us to grow using modest development capital and accretive acquisition programs. Each area has stable political and economic climates, well-established oil and gas markets and growth opportunities ideally suited to sustain the trust model.

Economically attractive acquisitions aren't the only way Vermilion is creating value. We are optimizing the value of our existing assets through traditional and unconventional means. During 2004, we participated in creating two new equity partnerships to fully exploit the value of selected assets. Verenex Energy Inc. (Verenex) was launched to capitalize on higher-risk properties previously held within the Trust and to enable Vermilion to participate in an exciting international junior exploration and production company. Verenex has also taken great early strides beyond France—the company was one of 12 (and the only Canadian firm) to be awarded an exploration license in Libya's recent bid round. Verenex is rapidly gaining recognition as a respected participant in the world of high-stakes exploration. Vermilion owns 53.7% of Verenex, which trades on the TSX Venture Exchange under the symbol VNX.

Vermilion entered a joint-venture partnership with Glacier Energy Limited (Glacier) in June 2004, contributing one-half of our interest in 40,000 net acres of land in Central Alberta in return for a 38% equity position in Glacier. We're delighted to be working with one of Canada's foremost specialists in developing shallow gas and coalbed methane gas. The Trust will benefit in two ways: through the joint-venture growth opportunities from these previously under-exploited properties, and from our equity exposure in Glacier. We are very pleased with the results of this joint venture partnership to date and are excited about the future potential drilling.

We divested our interest in Aventura Energy Inc. in May 2004, generating net proceeds of $165 million to Vermilion. The goal of our equity ventures is to accelerate value creation from the Trust's assets and improve sustainability of the trust model by reducing the amount of 'issued equity' capital required to replace production and reserves over the long term.

In 2004, we spent most of our development capital in Canada and France, allocating only a modest amount to the Netherlands. Our capital program is aimed at mitigating the natural declines from our reservoirs, but is generally insufficient to replace all of our production. Last year we focused our efforts on low-cost workovers and recompletions. In France, Vermilion completed the La Torche 2 well in the Paris Basin, yielding good oil production and expanding our drilling prospects in the area.

In 2005, we are increasing our capital program budget to $68 million, approximately $17 million higher than last year. We are encouraged by our exploitation opportunities, including the potential to improve our waterflood performance at Utikuma, our largest Canadian oil-producing property, and the possibility of significantly enhancing recovery on our largest reservoir in France, at Parentis. In Canada, our drilling plans include expanding the coalbed methane program with Glacier. We will also target infill-drilling prospects on our lands identified either by successful recompletions or historical success, predominantly in the Drayton Valley region. In France, we are planning to drill three to four wells in the Champotran/La Torche area and will continue a steady program of workovers and recompletions in the Parentis Basin.

In the third quarter of 2005, Verenex and Vermilion plan to run 3-D seismic on the Aquitaine Maritime prospect in the Bay of Biscay offshore southwest France to further delineate several attractive world-class structures, and we anticipate drilling one or two wells in the region in 2006. In the Netherlands, the average size of our acquired drilling prospects is approximately 45 bcf per well, significantly larger than most gas exploration plays in Western Canada. We will be working closely with our partners and regulatory authorities to initiate a drilling program, aspiring to drill our first well in late 2005. We are reviewing our capital program for Australia; however, we anticipate fairly modest expenditures in 2005. As you can see, we really have a world of opportunities to sustain the Trust.

A strong team of experienced and dedicated people enhances Vermilion's progress. In 2004, we were very pleased to welcome Bob Mac Dougall as our new Chief Operating Officer. Bob has more than 19 years of experience in production and drilling operations and was previously General Manager of Production and Operations for ChevronTexaco's Western Canadian producing properties. We also welcomed Greg Hay as the General Manager of our Netherlands operations. Greg has almost 30 years of industry experience including a posting as the Managing Director of Wintershall AG's operations in the Netherlands with its 40,000 boe/d of net production.

Vermilion is pleased to introduce William F. Madison as the newest member of our Board. Now a consultant residing in Houston, Texas, Bill spent 35 years with Marathon Oil Company before he retired as the Senior Vice President, Worldwide Production. Vermilion is privileged to benefit from Bill's international experience and strategic perspective.

Vermilion's excellent progress is reflected in our value—our share price has doubled since converting to a trust two years ago. I thank all of our staff for their ongoing contributions to this outstanding effort. I'm looking forward to another exciting and rewarding year as we continue using our international advantage to deliver strong, sustainable returns to our investors and superior rewards for all of our stakeholders.

Lorenzo Donadeo,
President & Chief Executive Officer
March 26, 2005



# STABLE PRODUCTION AND EXCITING OPPORTUNITIES

# FRANCE


CORE ASSETS AND
NEW VENTURES
CANADA

Our Canadian production averaged 12,398 boe/d in the fourth quarter of 2004, providing a core base for Vermilion and about one-half of our total volumes. Approximately 60% of our Canadian production is natural gas.

Vermilion is France's largest oil producer and the country's most active operator. Established in France since 1997, we maintain a steady stream of production, of which 97% is light oil. Our fourth quarter 2004 production averaged 5,954 boe/d.


CANADA

# WHAT CAN YOU EXPECT IN THE FUTURE FROM THESE ASSETS?

Acquired in 2004, our Netherlands production is 100% natural gas. Vermilion is the country's second-largest onshore producer and operates processing facilities with throughput capacity exceeding 250 mmcf/d. Our fourth quarter 2004 production was 5,593 boe/d.

Vermilion's latest acquisition establishes a third core region for the Trust. Building on our offshore experience in France and the Netherlands, the Wandoo field is expected to average 4,400 b/d net of oil in 2005 and will add to our production beginning in March.


NETHERLANDS
FRANCE
AUSTRALIA

# SUSTAINABILITY OF DISTRIBUTIONS, GROWTH FROM 3 CORE REGIONS AND THE POTENTIAL FOR EQUITY APPRECIATION.



NEW ASSETS WITH
DEVELOPMENT POTENTIAL
PROVIDING A TOEHOLD IN
A NEW CORE REGION

# AUSTRALIA


OPTIMIZATION AND
ATTRACTIVE RISK-REWARD
DEVELOPMENT OPPORTUNITIES
NETHERLANDS

# HOW DO VERMILION UNITHOLDERS BENEFIT FROM THESE OPPORTUNITIES?


$24
$20
$16
$12
$8
$4
$0
CONVERSION TO A TRUST
Jan. 22, 2003
FRANCE
Dec. 12, 1996
NETHERLANDS
Feb. 19, 2004
AUSTRALIA
Feb. 1, 2005
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

# A TOTAL RETURN OF 44.5% IN 2004— 31.2% FROM CAPITAL APPRECIATION AND 13.3% FROM DISTRIBUTIONS— AND GREATER THAN 100% SINCE JANUARY 24, 2003, WHEN VET.UN BEGAN TRADING ON THE TSX.

CANADA





Vermilion focuses on four core areas—Slave Lake, Drayton Valley, Athabasca and Central Alberta—with our main producing properties at Drayton Valley, where we control approximately 120,000 net undeveloped acres. We are targeting and producing hydrocarbons from reservoirs from the Devonian, Jurassic and Cretaceous ages, giving us the potential to encounter more than one producing zone per well. On some of our Rock Creek/Ellerslie (Jurassic/Cretaceous) production, we are evaluating downspacing to two wells per section instead of one to improve reserve recoveries. Our largest oil-producing property is Utikuma at Slave Lake, originally acquired in late 1998. We have recovered approximately 40% of the original 200 mmbbls of oil-in-place at Utikuma and are evaluating the potential to extend recovery from this reservoir. In 2005, we will continue to focus on low-risk workovers and recompletions, as well as a modest drilling program.

# FRANCE


Ecremage


B6

Investors seldom envision France as a producer of oil and gas, yet this is the source of some of Vermilion's most high-quality and stable production. Development drilling in the Paris Basin and production maintenance in the Aquitaine Basin south of Bordeaux provide us with low-decline oil production. We are applying our experience in Canada to the same geological-aged formations in France. Our reservoir targets in the Paris Basin are predominantly Jurassic carbonates, and at Parentis in the Aquitaine Basin are Cretaceous carbonates and sandstones. A world-class field, Parentis originally held more than 850 million barrels of oil, and with only 219 million produced, we believe there is plenty of upside potential and continue to evaluate methods to increase recoveries. We also hold a 50% interest in the Aquitaine Maritime exploration concession in the Bay of Biscay offshore southwestern France, where we plan to run a 3-D seismic program this year.


NETHERLANDS



The Netherlands is the world's sixth-largest producer of natural gas, and Vermilion looks forward to expanding our share of production in this country. Our initial acquisition, in May 2004, provided Vermilion with producing properties with attractive optimization and development opportunities. The drilling prospects we acquired, which we hope to test with our first well late in 2005, offer targets of approximately 40-50 bcf per well, significantly larger than most gas exploration plays in Canada. We also gained control of facilities capable of processing more than 250 million cubic feet of natural gas per day, which enables us to control our costs and may potentially add to our revenue stream. Our operations include net production of more than 30 million cubic feet per day of natural gas from approximately 50 wells in Cretaceous carbonate and sandstone reservoirs at depths ranging from 1,000 to 2,200 metres. Vermilion also operates the Zuidwal production platform in the shallow waters of the Waddenzee about 15 kilometres from shore. We manage our operations in the Netherlands through a fully staffed office in Harlingen.

# AUSTRALIA





The newest addition to Vermilion's portfolio is the offshore Wandoo oil field on the North West Shelf of Western Australia, which we acquired in the first quarter of 2005. Discovered in 1991, the Wandoo field produces naphthenic sweet oil from a Cretaceous sandstone reservoir with original oil-in-place of approximately 160 million barrels. Approximately 38% of the original oil-in-place has been recovered to date, and there is potential to increase ultimate oil recoveries. Current net production of 4,800 barrels per day is produced via a concrete gravity-based Wandoo B platform and the unmanned Wandoo A monopod platform. The Wandoo B platform has the capability to process more than 120,000 barrels of fluid per day and has storage capacity of 400,000 barrels of oil. Vermilion will focus immediate efforts on cost reductions, facilities debottlenecking and workover opportunities. We will also be evaluating development drilling prospects and the potential for satellite acquisitions.

# COALBED



# METHANE



Alberta is rich in coal, much of which is suited for extracting natural gas. The area of greatest commercial activity to date has been the shallow Horseshoe Canyon coal seams in central Alberta. These coals are typically found at depths of approximately 300 metres and usually contain 10 to 20 metres of thin coal seams within a 70- to 120-metre bed. Vermilion holds a substantial land position and a well-developed natural gas infrastructure in the heart of recent activity in this area, and has a joint venture with Glacier Energy Limited, a privately owned company that is a specialist in this field. Glacier launched its shallow drilling program in the last half of 2004 and has successfully drilled more than 35 new wells. In 2005 and beyond, Glacier will continue to expand its drilling program, in which we participate directly as a 50% partner.


VERENEX







Verenex Energy Inc. was launched in June 2004 as a pure international exploration and production company. Vermilion contributed prospective exploration lands in France, a gross overriding royalty in Canada and $5 million in cash in return for a 53.7% equity stake in the new venture. Verenex assembled an exceptional management team and Board of Directors and hit the ground running. The Company was one of only 12, and the only Canadian firm, to be awarded a significant exploration and production sharing agreement in Libya during a recent bid round in which 63 companies participated. The 6,182 square kilometre block is in the Ghadamas Basin, a prolific producing region that extends into Tunisia and Algeria. Verenex will focus on accelerating exploration in France, including the Aquitaine Maritime offshore prospect, and on its new license in Libya. Vermilion unitholders will benefit from Verenex's success through the Trust's equity position in Verenex.

**LORENZO DONADEO, P.ENG.**
President & CEO

Lorenzo, a co-founder of Vermilion Resources, has more than 24 years of energy industry management and operating experience.

**BOB MAC DOUGALL, P.ENG.**
COO

Bob has more than 19 years of industry and management experience in Canada and the United States in both onshore and offshore drilling and completions engineering and operations.

**CHERYL KINZIE**
Director, Human Resources

Cheryl has 19 years of human resources experience in the oil and gas industry and manages all aspects of Vermilion's programs in this area.



**DOUG REYNOLDS, P.LAND**
VP Land and New Ventures

Doug's broad experience spans all areas of land management in Canada, the U.S. and internationally over the last 24 years.



**DANIEL GOULET, P.ENG.**
Directeur Général,
Vermilion REP SAS

Daniel has 17 years of experience in management and operations in Canada, Gabon and, for the last years, in France with Vermilion.

LEADING THE ADVANCEMENT OF THESE OPPORTUNITIES IS A TEAM WITH A WORLD OF EXPERIENCE AND A WIDE DEPTH OF EXPERTISE IN OIL AND GAS OPERATIONS.

**PAUL BEIQUE**
Director, Investor Relations

Well versed in the energy industry and capital markets, Paul has an MBA, 15 years of experience as a respected sell-side investment analyst and 5 years as a production engineer.

**CURTIS HICKS, C.A.**
Exec. VP & CFO

Curtis has more than 21 years of industry experience, primarily in the financial area of oil and gas operations, as well as property and corporate acquisitions.

**RON WILLIAMS, C.A.**
Director, Finance

Ron has 13 years of domestic and international oil and gas industry experience, primarily in the areas of audit, finance and taxation.









**KEITH HARTMAN, P.ENG.**
Director, Exploitation

Keith has worked in Canada and internationally in operations, production optimization, exploitation, facilities operation and project management over the last 16 years.







**CLAUDIO GHERSINICH, P.ENG.**
Exec. VP Business Development

A co-founder of Vermilion Resources, Claudio has more than 25 years of management experience in identifying, acquiring and developing undervalued oil and gas properties.

**GREG HAY, P.ENG.**
Managing Director,
Vermilion Oil & Gas Netherlands B.V.

Greg has 25 years of experience in senior management and petroleum engineering in Canada, Libya and the Netherlands.

**RAJ PATEL, P.ENG.**
VP Marketing

For more than 25 years, Raj has successfully marketed oil and gas domestically and internationally while managing commodity price risks.

arles Anderson
arth Anderson
athy Arcuri
Linda Armier
icky Badger
onica Baranec
ndrea Bartolotti
aul Beique
andy Bilinski
ennifer Bissonette
eslie Bodell
andall Bohning
Poole
urtis Bowerman
ike Bowie
argaret Bowman
aurie Bradford
revor Braucht
indy Buote
loria Burden
aren Campion
y Carbert
ob Carss
odney Chase
aren Civitarese
aurie Clark
andi Cole
ean Cunes
an Darichuk
ita De Sa
ula deBoer
on Doane
Donadeo
ennis Dunsmore
Dugan

Scott Ferguson
Fay Fraser
Claudio Ghersinich
Eric Gladue
Marlene Gouldie
Shawn Gower
Trish Hall
Brian Halldorson
Dean Hanson
Keith Hartman
Bob Hehn
Colleen Hickey
Curtis Hicks
Elizabeth Holmes
Harry Hooi
Cory Huska
Shane Hutchinson
Debra Iantkow
Steve Ironside
Glenna Jefferies
Brady Jensen
Cheryl Kinzie
Kenton Klein
Chris Koichopolos
Claudia Kyllo
Vern Lalonde
Alison Lerat
Helen Lawless
William Lee
Pam Lyons
Bob Mac Dougall
Monty MacEwen
Clarence Malbeuf
Terry Manum
Brian Markowski

Wendy Matchett
Mary Meenagh
Connie Mireau
Rob Morrison
Kyle Murphy
Laurie Nashchuk
Carrie Nearing
Carolyn Nicholls
David Oliphant
Raj Patel
Shawna Penner
Bruce Penny
David Penny
Denis Poissant
Mike Prinz
Sandra Punia
Kevin Radomske
Reid Rauch
Doug Reynolds
Lee Robinson
Roger Sakatch
Velma Scott
Scott Seatter
Carol Shannon
Chris Sharman
Cindy Smith
Ann Sorensen
Luke Trappell
Neil Wallace
Barry Wihak
Ronald Williams
Blaine Wilson
Delila Wolkowski
Gail Zirk

CANADA

## VERMILION'S TALENTED AND DEDICATED EMPLOYEES IN CANADA, FRANCE AND THE NETHERLANDS—AND SOON IN AUSTRALIA—ENHANCE THE TRUST'S PROGRESS.


NETHERLANDS
FRANCE

| | |
|---|---|
| Robin Gerritsen | Jennifer Metthe |
| Rod Gibbons | Manfred Steffens |
| Gregory Hay | Ryan Tomlinson |
| John Lavelle | Timo van Heerwaarden |
| Jaap Meines | Robert van Oostenbrugge |
| Jean-Philippe Azpiazu | Darcy Kerwin |
| Brigitte Barland | Bernard Krakowiak |
| Jean-Louis Bernede | Patrick Kwasniewski |
| Noelle Beylac | Gilles Lafue |
| Alexandre Bichot | Josette Larroze |
| Michel Braga | Marie-Christine Larrue |
| Patrick Caillot | Jocelyne Lesca |
| Patrick Catala | Christian Lopez |
| Herve Degoul | Dominique Marin |
| Bruno Destabeau | Dominique Mathiot |
| Christelle Dupouy | Francois Noli |
| Gilles Duvviers | Michele Pochart |
| Andre Frenkel | Claude Poujardieu |
| Claude Engard | Denis Quessard |
| Jacques Francois | Michel Rembert |
| Valerie Gaillard | Andres Sajgalik |
| Daniel Goulet | Andre Sanchez |
| Christophe Gregoire | Didier Sentucq |
| Annick Guichard | Jean-Pascal Simard |
| Gerard Herran | Michel Skoberne |
| Jean-Antoine Jimenez | Tomas Valero |
| Christophe Jourde | Ghislaine Vollaud |

# TRUST PERFORMANCE SNAPSHOTS

*This year we are releasing our first Annual Update Report. As most of our unitholders have indicated their preference not to receive our full annual report, complete with the Audited Financial Statements, Management's Discussion and Analysis and Notes to the Financial Statements, the following pages provide a summary of information that we believe unitholders will find concise, practical and user-friendly. The complete audited financial statements are available under our corporate filings at www.sedar.com. The full reserve information is available in our Annual Information Form filing, also on sedar. Alternatively, if you are interested in receiving hard copies of these documents, please contact our investor relations department. Our Annual Update Report will be prepared and distributed annually to all of our unitholders as a supplement to legal filing requirements. Please keep this in mind when you respond to the request for annual report documents on the proxy statement. If this Annual Update is sufficient for your needs, then no request for additional materials is necessary. We will be glad to provide the full set of documents to unitholders who request them.*

## SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS [1,2]

(Thousands of Canadian dollars, except unit and per unit amounts)

| CONSOLIDATED BALANCE SHEETS SUMMARY | 2004 | 2003 Restated |
|---|---|---|
| CURRENT ASSETS | **$ 128,633** | $ 96,483 |
| Deferred charges for derivative instruments | **4,718** | – |
| Long-term investment | **5,398** | – |
| Reclamation fund | **17,016** | 1,678 |
| Capital assets related to discontinued operations | – | 85,597 |
| Capital assets | **688,837** | 596,831 |
| | **$ 844,602** | $ 780,589 |
| CURRENT LIABILITIES | **$ 141,633** | $ 94,917 |
| Long-term debt | **75,014** | 135,558 |
| Asset retirement obligation | **51,688** | 15,570 |
| Future income taxes related to discontinued operations | – | 6,919 |
| Future income taxes | **145,680** | 151,198 |
| Non-controlling interest | **16,257** | – |
| Non-controlling interest – exchangeable shares | **23,069** | 15,129 |
| UNITHOLDERS' EQUITY | **391,261** | 361,298 |
| | **$ 844,602** | $ 780,589 |

1 This is a non GAAP presentation of the financial statements. For a copy of our fully audited financial statements, please refer to our public filings on www.sedar.com or contact our investor relations department.

## VERMILION AT A GLANCE

- The premier Canadian-based international energy trust
- The only Canadian-based energy trust with producing properties outside North America, with operations in France, the Netherlands and Australia
- Balanced production estimated at 55% oil and NGLs and 45% natural gas in 2005
- Operates more than 80% of our production
- Estimated reserve life index of 10.3 years as at January 1, 2005, including our newly acquired Australian assets
- Employ approximately 225 employees and contractors worldwide (130 at our head office and Canadian fields and 95 internationally)
- Listed on the Toronto Stock Exchange under the symbol VET.UN and also trades over-the-counter in the U.S. under the symbol VETMF
- Units outstanding: 66,628,642 basic, 71,372,742 fully diluted, including exchangeables
- Market capitalization of approximately C$1.5 billion at February 14, 2005
- Management & Directors own approximately 10% of the units outstanding
- Current distribution rate of C$0.17 per month per unit

## CONSOLIDATED STATEMENTS OF EARNINGS SUMMARY [1,2]

| | 2004 | 2003 Restated |
|---|---|---|
| **REVENUE** | | |
| Petroleum and natural gas revenue | $ 354,525 | $ 314,146 |
| Royalties | 63,555 | 74,719 |
| | 290,970 | 239,427 |
| **EXPENSES** | | |
| Production | 55,917 | 51,161 |
| Transportation | 9,865 | 10,370 |
| Accretion | 2,261 | 1,134 |
| Unit compensation | 26,766 | 8,303 |
| Loss on derivative instruments | 38,597 | – |
| Interest on long-term debt | 3,086 | 9,348 |
| General and administrative | 13,410 | 10,368 |
| Reorganization costs | – | 25,628 |
| Foreign exchange (gain) loss | (1,285) | 2,998 |
| Depletion and depreciation | 95,279 | 91,947 |
| | 243,896 | 211,257 |
| EARNINGS BEFORE INCOME TAXES, OTHER ITEMS AND DISCONTINUED OPERATIONS | $ 47,074 | $ 28,170 |
| **INCOME TAXES (RECOVERY)** | | |
| Future | (21,033) | (23,832) |
| Current | 16,583 | 4,205 |
| Capital | 525 | 761 |
| | (3,925) | (18,866) |
| Other items | 3,585 | 4,335 |
| NET EARNINGS FROM CONTINUING OPERATIONS | $ 47,414 | $ 42,701 |
| Per trust unit, basic | $ 0.79 | $ 0.80 |

## CONSOLIDATED STATEMENTS OF CASH FLOWS SUMMARY [1,2]

| | 2004 | 2003 Restated |
|---|---|---|
| **OPERATING** | | |
| Cash and cash equivalents provided by (used in): | | |
| Funds from operations | $ 170,179 | $ 144,761 |
| Other | 21,198 | 11,134 |
| | 191,377 | 155,895 |
| **INVESTING** | | |
| Proceeds on sale of Aventura | 164,585 | – |
| Drilling and development | (67,259) | (66,919) |
| Acquisition of petroleum and natural gas property | (72,985) | – |
| Other | (52,407) | (4,351) |
| | (28,066) | (71,270) |
| **FINANCING** | | |
| Decrease in long-term debt | (60,544) | (57,467) |
| Issue of common shares for cash, net of issue costs | 8,836 | 81,953 |
| Cash distributions | (122,366) | (88,864) |
| Other | 30,972 | 5,652 |
| | (143,102) | (58,726) |
| Foreign exchange gain (loss) | 502 | (4,103) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | $ 20,711 | $ 21,796 |
| Weighted average trust units outstanding, basic, including exchangeables | 66,087,146 | 58,600,290 |

| | | |
|---|---|---|
| Cash flow from operations related to the Trust | $ 169,847 | $ 144,761 |
| Cash flow per trust unit, including exchangeables | $ 2.57 | $ 2.47 |

1 This is a non GAAP presentation of the financial statements. For a copy of our fully audited financial statements, please refer to our public filings on www.sedar.com or contact our investor relations department.

2 Includes Consolidated Results of Verenex Energy Inc.

# SUMMARY OF OPERATIONAL INFORMATION

| TRUST PRODUCTION SUMMARY | Twelve months ended December 31, 2004 | | | YTD 2003 |
|---|---|---|---|---|
| | Oil & NGLs (b/d) | Gas (mmcf/d) | Total (6:1) (boe/d) | Total (boe/d) |
| CANADA | 5,723 | 46.4 | 13,453 | 16,671 |
| FRANCE | 5,763 | 1.5 | 6,018 | 6,271 |
| NETHERLANDS | 13 | 21.0 | 3,519 | – |
| Total Trust | 11,499 | 68.9 | 22,990 | 22,942 |

| OPERATING NETBACK SUMMARY | Twelve months ended December 31, 2004 | | | YTD 2003 |
|---|---|---|---|---|
| | Oil & NGLs ($/bbl) | Gas ($/mcf) | Total (6:1) ($/boe) | Total ($/boe) |
| CANADA | | | | |
| Price | $ 48.58 | $ 7.07 | $ 45.04 | $ 40.53 |
| Realized hedging loss | (7.01) | (0.04) | (3.11) | (2.01) |
| Royalties (net) | (9.70) | (1.90) | (10.68) | (10.59) |
| Transportation | (0.06) | (0.17) | (0.61) | (0.60) |
| Lifting costs | (7.34) | (0.91) | (6.27) | (5.82) |
| Operating netback | $ 24.47 | $ 4.05 | $ 24.37 | $ 21.51 |
| FRANCE | | | | |
| Price | $ 45.96 | $ 5.16 | $ 45.32 | $ 38.20 |
| Realized hedging loss | (7.63) | – | (7.31) | (3.37) |
| Royalties (net) | (5.11) | (0.32) | (4.98) | (4.49) |
| Transportation | (3.25) | – | (3.11) | (2.92) |
| Lifting costs | (7.23) | (2.42) | (7.54) | (6.88) |
| Operating netback | $ 22.74 | $ 2.42 | $ 22.38 | $ 20.54 |
| NETHERLANDS | | | | |
| Price | $ 50.05 | $ 5.44 | $ 32.71 | $ – |
| Realized hedging loss | – | – | – | – |
| Royalties (net) | – | – | – | – |
| Transportation | – | – | – | – |
| Lifting costs | – | (1.10) | (6.55) | – |
| Operating netback | $ 50.05 | $ 4.34 | $ 26.16 | $ – |
| TOTAL TRUST | | | | |
| Price | $ 47.27 | $ 6.53 | $ 43.23 | $ 39.90 |
| Realized hedging loss | (7.31) | (0.03) | (3.73) | (2.38) |
| Royalties (net) | (7.39) | (1.29) | (7.55) | (8.92) |
| Transportation | (1.66) | (0.11) | (1.17) | (1.24) |
| Lifting costs | (7.28) | (1.00) | (6.65) | (6.11) |
| Operating netback | $ 23.63 | $ 4.10 | $ 24.13 | $ 21.25 |

**RESERVES SUMMARY AS AT JANUARY 1, 2005**

| | Light & Medium Oil (mmbbls) | NGLs (mmbbls) | Natural Gas (bcf) | Oil Equivalent 6:1 (mmboe) | Net Present Value[1,2] at 8% ($m) | Net Present Value[1,2] at 12% ($m) |
|---|---|---|---|---|---|---|
| CANADA | | | | | | |
| Proved | 10.12 | 3.52 | 92.5 | 29.05 | | |
| Proved plus probable | 13.27 | 5.25 | 141.1 | 42.03 | $ 518,196 | $ 442,777 |
| FRANCE | | | | | | |
| Proved | 25.08 | – | 2.3 | 25.46 | | |
| Proved plus probable | 35.19 | – | 3.2 | 35.73 | $ 335,314 | $ 274,212 |
| NETHERLANDS | | | | | | |
| Proved | – | 0.11 | 74.8 | 12.57 | | |
| Proved plus probable | – | 0.14 | 90.7 | 15.26 | $ 181,502 | $ 164,597 |
| CONSOLIDATED | | | | | | |
| Proved | 35.20 | 3.64 | 169.5 | 67.09 | | |
| Proved plus probable | 48.50 | 5.38 | 235.0 | 93.01 | $ 1,035,012 | $ 881,586 |

1 Calculated on a pre-tax basis.

2 The net present value of the reserves (cumulative cash flow) is based on Gilbert Laustsen Jung's forecasted price and cost scenarios, is presented for comparative purposes only and is not necessarily representative of fair market value.

Numbers may not total because of rounding.

**RESERVES RECONCILIATION SUMMARY AS AT JANUARY 1, 2005**

| Oil Equivalent (mmboe) Gas at 6:1 | Proved Producing | P90 Total Proved | P50 Proved Plus Probable | VET Units[1] Outstanding (mm) | P50 Reserves per Unit | Change in Reserves per Unit |
|---|---|---|---|---|---|---|
| OPENING BALANCE | 51.95 | 62.56 | 84.58 | 64.694 | 1.307 | |
| Drilling additions | 0.44 | 1.53 | 3.05 | | | |
| Acquisition | 14.02 | 14.05 | 16.74 | | | |
| Disposition | – | (0.76) | (1.81) | | | |
| Technical revisions | 1.47 | (1.87) | (1.15) | | | |
| Production | (8.41) | (8.41) | (8.41) | | | |
| CLOSING BALANCE | 59.47 | 67.09 | 93.01 | 66.629 | 1.396 | + 6.8% |

1 Includes exchangeables.

Numbers may not total because of rounding.

# TRUST INFORMATION

**DIRECTORS**

LARRY J. MACDONALD [1,2,3,4,5]
Chairman & CEO,
Point Energy Ltd.
Calgary, Alberta

JEFFREY S. BOYCE [2,3,4,5]
President & CEO,
Clear Energy Inc.
Calgary, Alberta

LORENZO DONADEO
Calgary, Alberta

CLAUDIO A. GHERSINICH
Calgary, Alberta

JOSEPH F. KILLI [2,3]
CEO,
Parkbridge Life Style Communities Inc.
President,
Rosebridge Capital Corp. Inc.
Calgary, Alberta

WILLIAM F. MADISON [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources and Nominating Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

**ANNUAL AND SPECIAL MEETING**

May 6, 2005, at 10:00 a.m.
Grand Lecture Theatre
Metropolitan Centre
333 4 Avenue S.W.
Calgary, Alberta

**FORWARD-LOOKING INFORMATION**

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

**OFFICERS & KEY PERSONNEL**

**CANADA**

LORENZO DONADEO, P.Eng.
President & Chief Executive Officer

CLAUDIO A. GHERSINICH, P.Eng.
Executive Vice President,
Business Development

CURTIS W. HICKS, C.A.
Executive Vice President & CFO

G. R. (BOB) MAC DOUGALL, P.Eng.
Chief Operating Officer

RAJ C. PATEL, P.Eng.
Vice President, Marketing

DOUGLAS W. REYNOLDS, P.Land
Vice President, Land and New Ventures

PAUL L. BEIQUE
Director, Investor Relations

KEITH D. HARTMAN, P.Eng.
Director, Exploitation

CHERYL M. KINZIE
Director, Human Resources

RONALD A. WILLIAMS, C.A.
Director, Finance

CHARLES W. BERARD, B.Eng., LL.B, LL.L
Partner, Macleod Dixon
Corporate Secretary

**FRANCE**

DANIEL GOULET, P.Eng.
Directeur Général,
Vermilion REP SAS

**NETHERLANDS**

GREGORY T. HAY, P.Eng.
Managing Director
Vermilion Oil & Gas Netherlands B.V.

**AUDITORS**

Deloitte & Touche LLP
Calgary, Alberta

**BANKERS**

Bank of Montreal
Calgary, Alberta

BNP Paribas
Paris, France

BNP Paribas (Canada)
Toronto, Ontario

Canadian Imperial Bank of Commerce
Calgary, Alberta

The Toronto-Dominion Bank
Calgary, Alberta

**EVALUATION ENGINEERS**

Gilbert Laustsen Jung
Associates Ltd.
Calgary, Alberta

**LEGAL COUNSEL**

Macleod Dixon LLP
Calgary, Alberta

**TRANSFER AGENT**

Computershare Trust Company
of Canada

**STOCK EXCHANGE LISTING**

The Toronto Stock Exchange
Symbol: VET.UN

**INVESTOR RELATIONS CONTACT**

Paul L. Beique
Director, Investor Relations
Telephone: (403) 781-9449
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

**HEAD OFFICE**

Vermilion Energy Trust
2800, 400 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: (403) 269-4884
Fax: (403) 264-6306

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Vermilion Energy Trust
2800, 400 4th Avenue S.W.
Calgary, Alberta, Canada T2P 0J4

403 269 4884 TEL
403 264 6306 FAX
info@vermilionenergy.com


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